SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13D
                               (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13D-2(A)
                            (AMENDMENT NO. 1)*


                             COREL CORPORATION
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                              (Name of Issuer)


                         Common Stock, No Par Value
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                       (Title of Class of Securities)


                                 21868Q109
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                               (CUSIP Number)


                              JoAnne M. Butler
               Vice President, Secretary and General Counsel
                            Inprise Corporation
                             100 Enterprise Way
                        Scotts Valley, CA 95066-3249
                         Telephone: (831) 431-1000
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          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)


                                May 15, 2000
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          (Date of Event Which Requires Filing of This Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
 Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ( ).

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


 CUSIP NO. 21868Q109             13D

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     1     NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) INPRISE CORPORATION (I.R.S. IDENTIFICATION NO. 94-289-5440)
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     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) |  |
                                                                  (b) |  |
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    3     SEC USE ONLY

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     4     SOURCE OF FUNDS
           N/A
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     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS           |  |
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
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     6     CITIZENSHIP OR PLACE OF ORGANIZATION
           DELAWARE
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       NUMBER OF             7     SOLE VOTING POWER
        SHARES
     BENEFICIALLY                  - 0 -
       OWNED BY              ------------------------------------------------
         EACH                8     SHARED VOTING POWER
       REPORTING
        PERSON                     - 0 -
         WITH                ------------------------------------------------
                             9     SOLE DISPOSITIVE POWER

                                   - 0 -
                             ------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   - 0 -

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    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           - 0 -

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    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                   |_|

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    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           - 0 -

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   14      TYPE OF REPORTING PERSON
           CO
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      Inprise Corporation, a Delaware corporation ("Inprise"), hereby amends and supplements its Statement on Schedule 13D, initially filed on February 24, 2000 (the "Schedule 13D"), with respect to the common stock, no par value per share (the "Shares"), of Corel Corporation, a corporation organized under the laws of Canada ("Corel"). Unless otherwise indicated herein, each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D.


 ITEM 4.   PURPOSE OF TRANSACTION.

      On May 15, 2000, Inprise, Corel Corporation, a corporation organized under the laws of Canada ("Corel"), and Carleton Acquisition Co., a Delaware corporation and a wholly owned subsidiary of Corel ("Sub"), entered into a Termination Agreement and Release (the "Termination Agreement"), pursuant to which the Merger Agreement (the "Merger Agreement"), dated as of February 6, 2000, by and among Inprise, Corel and Sub, the Stock Option Agreement, dated as of February 6, 2000, between Inprise and Corel, pursuant to which Corel granted to Inprise an option to acquire up to 13,000,000 of the shares of common stock of Corel, and the Stock Option Agreement, dated as of February 6, 2000, between Inprise and Corel, pursuant to which Inprise granted to Corel an option to acquire up to 12,000,000 of the shares of common stock of Inprise (both such Stock Option Agreements, the "Stock Option Agreements"),were terminated and canceled. As a result of the Termination Agreement, the proposed merger between Inprise and Corel was terminated and Inprise and Corel agreed to release each other from all liabilities arising from, relating to or in connection with the Merger Agreement and the Stock Option Agreements. A copy of the Termination Agreement is attached hereto as Exhibit 3 and is incorporated by reference herein.

      On May 16, 2000, Inprise issued a press release announcing the termination of the Merger Agreement and the Stock Option Agreements. A copy of the press release is attached hereto as Exhibit 4 and is incorporated by reference herein.


 ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

      As a result of the Termination Agreement, Inprise no longer owns or may be deemed to own beneficially any of the outstanding Shares.


 ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      The information set forth, or incorporated by reference, in Items 4 and 5 is incorporated by reference herein.


 ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit    Description

      3. Termination Agreement and Release, dated as of May 15, 2000, by and among Inprise Corporation, Corel Corporation and Carleton Acquisition Co.

      4.   Press Release issued by Inprise Corporation on May 16, 2000.



                                 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated: May 18, 2000

                               INPRISE CORPORATION


                               By: /s/ Frederick A. Ball
                                   ------------------------------------------
                               Name:  Frederick A. Ball
                               Title: Vice President and Chief Financial
                                      Officer